Exhibit 77C

At a Special Meeting of Shareholders of the Company held on May 3, 2005, the following individuals were elected to serve on the Board of Directors by the shareholders of all Funds of the Company voting together in the aggregate:

NAME OF DIRECTOR            NUMBER OF VOTES    NUMBER OF VOTES
                                 FOR              WITHHELD

Larry P. Arnold              12,814,065            561,158
Kurt B. Grutzmacher          12,814,165            561,058
Dr. Michael Hruskocy         12,801,500            573,722
Sven A. Wehrwein             12,809,380            565,843